EXHIBIT 11
STREAMLINE HEALTH SOLUTIONS, INC.
Computation of earnings (loss) per share

	Three Months Ended
	April 30,
	2009	2008

Net Earnings (loss)	$16,341	$(814,622)

Average shares outstanding	9,354,782	9,260,320
Stock options & purchase plan:
Total options & purchase plan shares	163,718	—
Assumed treasury stock buyback	(114,136)	—
Warrants assumed converted	—	—
Convertible redeemable preferred stock assumed converted	—	—

Number of shares used in per common share computation	9,404,364	9,260,320

Basic net ( loss ) per share of common stock	$0.00	$(0.09)

Diluted net ( loss ) per share of common stock	$0.00	$(0.09)

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